Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the Nine Months Ended September 30, 2026 and 2025

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2026 (Unaudited)		December 31, 2025 (Audited)		September 30, 2025 (Unaudited)	
ASSETS	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
CURRENT ASSETS						
Cash and cash equivalents	$ 32,567	6	$ 36,944	7	$ 23,527	5
Financial assets at fair value through profit or loss	1	-	3	-	1	-
Financial assets at fair value through other comprehensive income	-	-	19	-	-	-
Hedging financial assets	-	-	3	-	6	-
Contract assets	8,529	2	8,576	2	8,052	2
Trade notes and accounts receivable, net	31,532	6	27,396	5	26,521	5
Receivables from related parties	242	-	213	-	234	-
Inventories	18,427	3	13,179	2	13,209	3
Prepayments	6,390	1	3,790	1	6,420	1
Other current monetary assets	19,115	4	23,468	4	17,489	3
Incremental costs of obtaining contracts	93	-	339	-	339	-
Other current assets	2,618	1	3,441	1	3,990	1
Total current assets	119,514	23	117,371	22	99,788	20
NONCURRENT ASSETS						
Financial assets at fair value through profit or loss	1,571	-	1,211	-	1,222	-
Financial assets at fair value through other comprehensive income	6,091	1	6,787	1	5,683	1
Financial assets at amortized cost	2,170	-	2,020	-	2,000	-
Investments accounted for using equity method	8,289	2	8,264	2	8,631	2
Contract assets	4,821	1	4,733	1	4,483	1
Property, plant and equipment	279,257	53	288,165	55	283,740	55
Right-of-use assets	10,666	2	10,764	2	11,055	2
Investment properties	14,084	3	12,420	2	12,304	3
Intangible assets	55,004	11	59,762	11	61,373	12
Deferred income tax assets	1,765	-	1,782	-	1,729	-
Incremental costs of obtaining contracts	1,042	-	1,109	-	1,133	-
Net defined benefit assets	10,296	2	9,866	2	9,373	2
Prepayments	6,567	1	5,931	1	5,738	1
Other noncurrent assets	5,441	1	5,495	1	4,651	1
Total noncurrent assets	407,064	77	418,309	78	413,115	80
TOTAL	$ 526,578	100	$ 535,680	100	$ 512,903	100

	September 30, 2026 (Unaudited)		December 31, 2025 (Audited)		September 30, 2025 (Unaudited)	
LIABILITIES AND EQUITY	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
CURRENT LIABILITIES						
Short-term loans	$ 1,660	-	$ 340	-	$ 755	-
Financial liabilities at fair value through profit or loss	1	-	-	-	-	-
Hedging financial liabilities	1	-	-	-	-	-
Contract liabilities	24,019	5	21,296	4	19,010	4
Trade notes and accounts payable	14,159	3	15,923	3	13,471	3
Payables to related parties	101	-	177	-	121	-
Current tax liabilities	5,167	1	7,346	2	4,602	1
Lease liabilities	4,101	1	3,890	1	3,811	1
Other payables	26,603	5	28,716	5	23,055	4
Provisions	541	-	525	-	437	-
Current portion of long-term liabilities	12,598	2	1,900	-	1,900	-
Other current liabilities	848	-	957	-	958	-
Total current liabilities	89,799	17	81,070	15	68,120	13
NONCURRENT LIABILITIES						
Long-term loans	-	-	1,600	-	1,600	-
Bonds payable	13,938	3	23,288	4	23,287	5
Contract liabilities	6,296	1	6,567	1	6,599	1
Deferred income tax liabilities	2,864	1	2,829	1	2,742	1
Provisions	600	-	560	-	319	-
Lease liabilities	6,795	1	7,001	1	7,226	2
Customers’ deposits	5,225	1	5,262	1	5,227	1
Net defined benefit liabilities	2,409	-	2,329	1	2,148	-
Other noncurrent liabilities	6,461	1	6,703	1	7,000	1
Total noncurrent liabilities	44,588	8	56,139	10	56,148	11
Total liabilities	134,387	25	137,209	25	124,268	24
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT						
Common stocks	77,574	15	77,574	14	77,574	15
Additional paid-in capital	151,041	28	150,923	29	150,594	29
Retained earnings						
Legal reserve	77,574	15	77,574	14	77,574	15
Special reserve	2,676	1	2,676	1	2,676	1
Unappropriated earnings	67,180	12	74,364	14	65,469	13
Total retained earnings	147,430	28	154,614	29	145,719	29
Others	187	-	1,020	-	1,098	-
Total equity attributable to stockholders of the parent	376,232	71	384,131	72	374,985	73
NONCONTROLLING INTERESTS	15,959	4	14,340	3	13,650	3
Total equity	392,191	75	398,471	75	388,635	76
TOTAL	$ 526,578	100	$ 535,680	100	$ 512,903	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)
(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30			
	2026		2025		2026		2025	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 67,593	100	$ 57,924	100	$ 188,945	100	$ 170,463	100
OPERATING COSTS	41,713	62	36,413	62	117,280	62	105,571	62
GROSS PROFIT	25,880	38	21,511	38	71,665	38	64,892	38
OPERATING EXPENSES								
Marketing	7,221	11	6,418	11	20,379	11	18,970	11
General and administrative	2,082	3	1,785	3	5,993	3	5,373	3
Research and development	1,189	2	1,098	2	3,448	2	3,229	2
Expected credit loss	16	-	113	-	112	-	161	-
Total operating expenses	10,508	16	9,414	16	29,932	16	27,733	16
OTHER INCOME AND EXPENSES	8	-	2	-	13	-	8	-
INCOME FROM OPERATIONS	15,380	22	12,099	22	41,746	22	37,167	22
NON-OPERATING INCOME AND EXPENSES								
Interest income	224	-	181	-	742	-	695	-
Other income	66	-	62	-	485	-	443	-
Other gains and losses	(42)	-	(52)	-	1	-	(46)	-
Interest expenses	(115)	-	(91)	-	(323)	-	(273)	-
Share of profit or loss of associates and joint ventures accounted for using equity method	39	-	55	-	41	-	98	-
Total non-operating income and expenses	172	-	155	-	946	-	917	-
INCOME BEFORE INCOME TAX	15,552	22	12,254	22	42,692	22	38,084	22
INCOME TAX EXPENSE	3,464	4	2,918	5	7,750	4	6,931	4
NET INCOME	12,088	18	9,336	17	34,942	18	31,153	18
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)								
Items that will not be reclassified to profit or loss:								
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(682)	(1)	(283)	-	(804)	-	754	1
Gain or loss on hedging instruments subject to basis adjustment	-	-	19	-	(4)	-	7	-
Share of other comprehensive income (loss) of associates and joint ventures	2	-	-	-	(2)	-	(1)	-
Income tax relating to items that will not be reclassified subsequently	8	-	-	-	(10)	-	-	-
	(672)	(1)	(264)	-	(820)	-	760	1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)
(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30			
	2026		2025		2026		2025	
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:								
Exchange differences arising from the translation of the foreign operations	$ 8	-	$ 161	-	$ 82	-	$ (270)	-
Share of other comprehensive income (loss) of associates and joint ventures	(32)	-	19	-	(58)	-	(4)	-
	(24)	-	180	-	24	-	(274)	-
Total other comprehensive income (loss), net of income tax	(696)	(1)	(84)	-	(796)	-	486	1
TOTAL COMPREHENSIVE INCOME	$ 11,392	17	$ 9,252	17	$ 34,146	18	$ 31,639	19
NET INCOME ATTRIBUTABLE TO								
Stockholders of the parent	$ 11,457	17	$ 8,941	16	$ 33,155	17	$ 29,896	17
Noncontrolling interests	631	1	395	1	1,787	1	1,257	1
	$ 12,088	18	$ 9,336	17	$ 34,942	18	$ 31,153	18
COMPREHENSIVE INCOME ATTRIBUTABLE TO								
Stockholders of the parent	$ 10,782	16	$ 8,846	16	$ 32,322	17	$ 30,406	18
Noncontrolling interests	610	1	406	1	1,824	1	1,233	1
	$ 11,392	17	$ 9,252	17	$ 34,146	18	$ 31,639	19
EARNINGS PER SHARE								
Basic	$ 1.48		$ 1.15		$ 4.27		$ 3.85	
Diluted	$ 1.48		$ 1.15		$ 4.26		$ 3.85	

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)
(Unaudited)

	Equity Attributable to Stockholders of the Parent												
			Retained Earnings				Others						
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at FVOCI	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2025	$ 77,574	$ 150,054	$ 77,574	$ 2,676	$ 74,362	$ 154,612	$ 23	$ 564	$ (1)	$ 586	$ 382,826	$ 12,980	$ 395,806
Appropriation of 2024 earnings													
Cash dividends distributed by Chunghwa	-	-	-	-	(38,787)	(38,787)	-	-	-	-	(38,787)	-	(38,787)
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(1,094)	(1,094)
Unclaimed dividend	-	2	-	-	-	-	-	-	-	-	2	-	2
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	-	532	-	-	-	-	-	-	-	-	532	500	1,032
Net income for the nine months ended September 30, 2025	-	-	-	-	29,896	29,896	-	-	-	-	29,896	1,257	31,153
Other comprehensive income (loss) for the nine months ended September 30, 2025	-	-	-	-	(2)	(2)	(260)	765	7	512	510	(24)	486
Total comprehensive income (loss) for the nine months ended September 30, 2025	-	-	-	-	29,894	29,894	(260)	765	7	512	30,406	1,233	31,639
Changes in equities of subsidiaries	-	6	-	-	-	-	-	-	-	-	6	12	18
Net increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	19	19
BALANCE, SEPTEMBER 30, 2025	$ 77,574	$ 150,594	$ 77,574	$ 2,676	$ 65,469	$ 145,719	$ (237)	$ 1,329	$ 6	$ 1,098	$ 374,985	$ 13,650	$ 388,635
BALANCE, JANUARY 1, 2026	$ 77,574	$ 150,923	$ 77,574	$ 2,676	$ 74,364	$ 154,614	$ (192)	$ 1,209	$ 3	$ 1,020	$ 384,131	$ 14,340	$ 398,471
Appropriation of 2025 earnings													
Cash dividends distributed by Chunghwa	-	-	-	-	(40,339)	(40,339)	-	-	-	-	(40,339)	-	(40,339)
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(1,153)	(1,153)
Payment of unclaimed dividend	-	-	-	-	-	-	-	-	-	-	-	-	-
Actual disposal of interests in subsidiaries	-	35	-	-	-	-	-	-	-	-	35	11	46
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	30	30
Net income for the nine months ended September 30, 2026	-	-	-	-	33,155	33,155	-	-	-	-	33,155	1,787	34,942
Other comprehensive income (loss) for the nine months ended September 30, 2026	-	-	-	-	-	-	69	(898)	(4)	(833)	(833)	37	(796)
Total comprehensive income (loss) for the nine months ended September 30, 2026	-	-	-	-	33,155	33,155	69	(898)	(4)	(833)	32,322	1,824	34,146
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-
Changes in equities of subsidiaries	-	83	-	-	-	-	-	-	-	-	83	497	580
Net increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	410	410
BALANCE, SEPTEMBER 30, 2026	$ 77,574	$ 151,041	$ 77,574	$ 2,676	$ 67,180	$ 147,430	$ (123)	$ 311	$ (1)	$ 187	$ 376,232	$ 15,959	$ 392,191

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars)
(Unaudited)

	Nine Months Ended September 30	
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	$ 42,692	$ 38,084
Adjustments to reconcile income before income tax to net cash provided by operating activities:		
Depreciation	25,737	25,050
Amortization	5,001	5,003
Amortization of incremental costs of obtaining contracts	933	709
Expected credit loss	112	161
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(36)	75
Interest expense	323	273
Interest income	(742)	(695)
Dividend income	(336)	(281)
Compensation cost of share-based payment transactions	-	4
Share of profit or loss of associates and joint ventures accounted for using equity method	(41)	(98)
Gain on disposal of property, plant and equipment	(13)	(8)
Loss (gain) on disposal of investments accounted for using equity method	(7)	6
Provision for impairment loss and obsolescence of inventory	33	55
Gain on disposal of subsidiaries	-	(15)
Others	(64)	(6)
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Contract assets	(41)	181
Trade notes and accounts receivable	(4,243)	(685)
Receivables from related parties	(29)	(41)
Inventories	(5,281)	(1,184)
Prepayments	(2,652)	(3,075)
Other current assets	823	(877)
Other current monetary assets	(536)	(1,471)
Incremental cost of obtaining contracts	(620)	(620)
Increase (decrease) in:		
Contract liabilities	2,452	1,775
Trade notes and accounts payable	(1,764)	(4,262)
Payables to related parties	(76)	(359)
Other payables	(1,164)	(2,029)
Provisions	56	(221)
Net defined benefit plans	(350)	(448)
Other current liabilities	(111)	(95)
Cash generated from operations	60,056	54,906

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars)
(Unaudited)

	Nine Months Ended September 30	
	2026	2025
Interests paid	$ (337)	$ (312)
Income taxes paid	(9,887)	(9,137)
Net cash provided by operating activities	49,832	45,457
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of financial assets at fair value through other comprehensive income	(107)	(262)
Proceeds from disposal of financial assets at fair value through other comprehensive income	18	-
Acquisition of financial assets at amortized cost	(150)	-
Acquisition of financial assets at fair value through profit or loss	(343)	(297)
Acquisition of investments accounted for using equity method	(240)	(14)
Proceeds from disposal of investments accounted for using equity method	9	5
Net cash outflow from loss of control of subsidiaries	-	(9)
Acquisition of property, plant and equipment	(16,171)	(17,301)
Proceeds from disposal of property, plant and equipment	19	15
Acquisition of intangible assets	(151)	(91)
Acquisition of investment properties	(1)	(7)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(42,064)	(43,443)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	47,153	50,767
Decrease in other noncurrent assets	50	221
Increase in prepayments for leases	(584)	(1,485)
Interests received	674	687
Dividends received	451	564
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	23	4
Net cash used in investing activities	(11,414)	(10,646)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term loans	5,392	2,880
Repayments of short-term loans	(4,072)	(2,275)
Proceeds from issuance of bonds	2,569	3,500
Repayment of bonds payable	(1,900)	(8,800)
Payments for transaction costs attributable to the issuance of bonds	(5)	(5)
Repayment of long-term loans	-	(35)
Decrease in customers' deposits	(36)	(75)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars)
(Unaudited)

	Nine Months Ended September 30	
	2026	**2025**
Payments for the principal of lease liabilities	$ (3,144)	$ (3,157)
Decrease in other noncurrent liabilities	(275)	(688)
Cash dividends paid	(40,339)	(38,787)
Partial disposal of interests in subsidiaries without a loss of control	46	-
Cash dividends distributed to noncontrolling interests	(1,146)	(1,079)
Change in other noncontrolling interests	77	1,045
Unclaimed dividend (payment of unclaimed dividend)	-	2
Net cash used in financing activities	(42,833)	(47,474)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	38	(70)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,377)	(12,733)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,944	36,260
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 32,567	$ 23,527

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2026 and 2025
(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2026 and 2025, the related consolidated statements of comprehensive income for the three months ended September 30, 2026 and 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2026 and 2025 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.